                                             March 6, 1997
Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C.  20549

Dear Sirs:

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                          The Columbia Gas System, Inc
                                File No. 70-8791

     In compliance with the terms and conditions of Rule 24 of the Public Utility Holding Company Act of 1935 and the Order of the Commission dated May 8, 1996, the declarant, The Columbia Gas System, Inc. ("Columbia"), hereby certifies that from October 1, 1996 through the last day of the quarter ended December 31, 1996, Columbia issued no shares of authorized common stock ($10 par value) to participants of its Long-Term Incentive Plan.


                    Number of Shares Issued    Price of Shares Issued or
Date of Issuance      or Options Awarded        Option Exercise Price    Type of award
----------------      ------------------        ---------------------    -------------
           N/A                   N/A                         N/A              N/A



                                Very truly yours,

                                THE COLUMBIA GAS SYSTEM, INC.


                                By: //s//J. W. Trost
                                   --------------------------------
                                      J. W. Trost, Vice President